

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

February 3, 2011

Sent via U.S. mail and facsimile to (813) 223-1956

John Garthwaite
Chief Financial Officer
Florida Bank Group, Inc.
201 N. Franklin Street, Suite 2800
Tampa, FL 33602

> **Re: Florida Bank Group, Inc.
> Item 4.02 Form 8-K
> Filed January 19, 2011
> File No. 000-53813**

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Brittany Ebbertt
Staff Accountant